Exhibit 99.1

Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
		September 30,	December 31,
(Stated in thousands of Canadian dollars)		2008	2007

ASSETS
Current assets:
Cash and cash equivalents		$6,649	$-
Accounts receivable		326,019	256,616
Income tax recoverable		3,274	5,952
Inventory		8,599	9,255
		344,541	271,823

Income tax recoverable	(note 4)	58,055	-
Property, plant and equipment, net of accumulated depreciation		1,285,584	1,210,587
Intangibles, net of accumulated amortization		1,376	318
Goodwill		284,579	280,749
		$1,974,135	$1,763,477

LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities:
Bank indebtedness		$-	$14,115
Accounts payable and accrued liabilities		135,522	80,864
Distributions payable		16,349	36,470
		151,871	131,449
Long-term compensation plans		7,116	13,896
Long-term debt		231,784	119,826
Future income taxes		202,783	181,633
		593,554	446,804
Contingencies and Commitments	(notes 9 and 10)

Unitholders’ equity:
Unitholders’ capital		1,442,476	1,442,476
Contributed surplus		998	307
Deficit		(62,893)	(126,110)
		1,380,581	1,316,673
		$1,974,135	$1,763,477
Units outstanding (000s)		125,758	125,758
See accompanying notes to consolidated financial statements

N O T E S T O C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

Precision Drilling Trust

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

(Stated in thousands of Canadian dollars,		Three months ended September 30,		Nine months ended September 30,
except per unit amounts)		2008	2007	2008	2007

Revenue		$285,639	$227,928	$766,842	$760,475
Expenses:
Operating		154,323	123,197	416,308	389,259
General and administrative		12,496	12,663	48,793	37,492
Depreciation and amortization		22,798	17,535	60,559	53,045
Foreign exchange		(2,626)	1,131	(3,751)	2,024
Interest:
Long-term debt		2,367	1,623	6,711	5,802
Other		12	25	111	83
Income		(91)	(84)	(251)	(279)
Earnings from continuing operations before
income taxes		96,360	71,838	238,362	273,049
Income taxes:	(note 4)
Current		2,121	(3)	6,818	(3,650)
Future		11,890	2,139	21,190	23,208
		14,011	2,136	28,008	19,558
Earnings from continuing operations		82,349	69,702	210,354	253,491
Gain on disposal of discontinued operations, net of tax		–	2,956	–	2,956

Net earnings and comprehensive earnings		82,349	72,658	210,354	256,447
Deficit, beginning of period		(96,196)	(139,703)	(126,110)	(195,219)
Distributions declared		(49,046)	(49,046)	(147,137)	(177,319)

Deficit, end of period		$(62,893)	$(116,091)	$(62,893)	$(116,091)
Earnings per unit from continuing operations:
Basic		$0.65	$0.55	$1.67	$2.02
Diluted		$0.65	$0.55	$1.67	$2.02
Earnings per unit:
Basic		$0.65	$0.58	$1.67	$2.04
Diluted		$0.65	$0.58	$1.67	$2.04
Units outstanding (000s)		125,758	125,758	125,758	125,758
Weighted average units outstanding (000s)		125,758	125,758	125,758	125,758
Diluted units outstanding (000s)		125,794	125,758	125,785	125,758
See accompanying notes to consolidated financial statements

Precision Drilling Trust

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)		2008	2007	2008	2007

Cash provided by (used in):
Operations:
Earnings from continuing operations		$82,349	$69,702	$210,354	$253,491
Adjustments and other items not involving cash:
Long-term compensation plans		93	(3,685)	1,790	(10,313)
Depreciation and amortization		22,798	17,535	60,559	53,045
Future income taxes		11,890	2,139	21,190	23,208
Other		(23)	3	(40)	8
Changes in non-cash working capital balances		(113,866)	(65,424)	(32,847)	86,202
		3,241	20,270	261,006	405,641
Investments:
Business acquisitions	(note 7)	(15,519)	-	(15,519)	-
Purchase of property, plant and equipment		(75,457)	(40,926)	(130,269)	(149,468)
Proceeds on sale of property,
plant and equipment		1,879	1,273	5,325	4,531
Changes in income tax recoverable		-	-	(55,148)	-
Proceeds on disposal of discontinued operations		-	2,956	-	2,956
Changes in non-cash working capital balances		7,598	406	10,669	(9,708)
		(81,499)	(36,291)	(184,942)	(151,689)
Financing:
Distributions paid		(49,046)	(49,046)	(167,258)	(199,955)
Repayment of long-term debt		-	-	(108,559)	(95,753)
Increase in long-term debt		126,836	71,836	220,517	78,646
Repayment of bank indebtedness		-	(6,653)	(14,115)	(36,774)
		77,790	16,137	(69,415)	(253,836)
Change in cash and cash equivalents		(468)	116	6,649	116
Cash and cash equivalents, beginning of period		7,117	-	-	-
Cash and cash equivalents, end of period		$6,649	$116	$6,649	$116
See accompanying notes to consolidated financial statements

N O T E S T O C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

Precision Drilling Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

NOTE 1. BASIS OF PRESENTATION

These interim financial statements for Precision Drilling Trust ("Precision" or the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2007 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2007.

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended September 30, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

In February 2008, the Canadian Institute of Chartered Accountants issued Section 3064, goodwill and intangible assets, replacing Section 3062, goodwill and other intangible assets and Section 3450, research and development costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section will be applicable to the Trust on January 1, 2009. The Trust is currently evaluating the impact of this new section on its consolidated financial statements.

NOTE 2. SEASONALITY OF OPERATIONS

The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

NOTE 3. UNITHOLDERS’ CAPITAL

(a)	Authorized - unlimited number of voting Trust units

- unlimited number of voting exchangeable LP units

(b)	Units issued:

Trust units	Number	Amount

Balance, December 31, 2007	125,587,919	$1,440,543
Issued on retraction of exchangeable LP units	13,522	154
Balance, September 30, 2008	125,601,441	$1,440,697

Exchangeable LP units	Number	Amount

Balance, December 31, 2007	170,005	$1,933
Redeemed on retraction of exchangeable LP units	(13,522)	(154)
Balance, September 30, 2008	156,483	$1,779

Summary	Number	Amount

Trust units	125,601,441	$1,440,697
Exchangeable LP units	156,483	1,779
Unitholders’ capital	125,757,924	$1,442,476

NOTE 4. INCOME TAXES

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Earnings from continuing operations before
income taxes	$96,360	$71,838	$238,362	$273,049
Federal and provincial statutory rates	30%	33%	30%	33%
Tax at statutory rates	$28,908	$23,706	$71,509	$90,106
Adjusted for the effect of:
Non-deductible expenses	(213)	50	(410)	455
Income to be distributed to unitholders,
not subject to tax in the Trust	(17,000)	(21,468)	(48,569)	(68,544)
Other	2,316	(152)	5,478	(269)
Income tax expense before tax rate reductions	$14,011	$2,136	$28,008	$21,748
Reduction of future tax balances due
to enacted tax rate reductions	-	-	-	(2,190)
Income tax expense	$14,011	$2,136	$28,008	$19,558
Effective income tax rate before
enacted tax rate reductions	15%	3%	12%	8%

The Trust received notices of reassessment from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004. As a result of the notices, the Trust was required to pay $36.1 million in taxes and $19.1 million in assessed interest during the first quarter of 2008 and $1.6 million in taxes and $1.3 million in assessed interest in 2007. The reassessments relate to the treatment of interest deductions in certain provincial tax filings. The Trust is in the process of challenging these reassessments. It is anticipated that the dispute will not be resolved within one year and the amount paid has been recorded as a long-term receivable. No amounts related to the $58.1 million in reassessments have been expensed.

N O T E S T O C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

NOTE 5. LONG-TERM DEBT

During the nine months ended September 30, 2008, Precision Drilling Corporation, a subsidiary of the Trust, received approval from its lenders to extend the maturity of the extendible revolving unsecured credit facility until June 2011. In addition, a clause was added whereby the facility may increase by $150.0 million and certain amendments were made to pricing.

NOTE 6. UNIT BASED COMPENSATION PLANS

(a) Officers and Employees

Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs.

During 2008 Precision issued 28,567 DTUs, including additional DTUs issued in lieu of cash distributions and redeemed 21,994 DTUs on employee resignations and employee withdrawals. As at September 30, 2008 $1.5 million is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the three months and nine months ended September 30, 2008 is an expense recovery of $0.9 million (2007- $0.5 million) and an expense of $0.2 million (2007- $0.6 million expense recovery) respectively.

(b) Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the trust unit trading price on redemption. The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at September 30, 2008 $1.1 million is included in accounts payable and accrued liabilities and $1.1 million in long-term incentive plan payable for the 129,645 currently outstanding DTUs. Included in net earnings for the three and nine months ended September 30, 2008 is an expense recovery of $1.5 million (2007 - $3.4 million expense) and an expense of $1.0 million (2007- $3.4 million) respectively.

(c) Non-management directors

In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of his or her compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of trust units any time after the director's retirement. A summary of this unit based incentive plan is presented below:

Number
Outstanding
Balance, December 31, 2007	18,280
Granted	33,058
Issued as a result of distributions	1,188
Balance, September 30, 2008	52,526

For the three months and nine months ended September 30, 2008 the Trust expensed $256,000 (2007 - $ nil) and $691,000 (2007 - $ nil) respectively as unit based compensation, with a corresponding increase in contributed surplus.

NOTE 7. ACQUISITION

On July 31, 2008, Precision acquired six service rigs and related equipment from Rick's Well Servicing Ltd. ("RWS") a privately owned well servicing company based in Virden, Manitoba. The acquisition represented all of the operating assets of RWS and Precision will maintain and operate out of the RWS facility. The operations of RWS will be included in the Completion and Production Services segment. The acquisition has been accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. The details of the acquisition are as follows:

Net assets acquired at assigned values:
Working capital	$19
Property, plant and equipment	10,542
Intangible assets	1,128
Goodwill	3,830
$15,519
Consideration:
Cash	$15,519

NOTE 8. CAPITAL MANAGEMENT

The Trust's strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Trust seeks to maintain a balance between the level of long-term debt and unitholders' equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. On historical basis, the Trust has maintained a conservative ratio of long-term debt to long-term debt plus equity. The Trust may need to increase these levels to facilitate acquisition or expansionary activities. As at September 30, 2008 and December 31, 2007 these ratios were as follows:

	September 30,	December 31,
	2008	2007
Long-term debt	$231,784	$119,826
Unitholders' equity	1,380,581	1,316,673
Total capitalization	$1,612,365	$1,436,499
Long-term debt to long-term debt plus equity ratio	0.14	0.08

On December 15, 2006 the Minister of Finance (Canada) issued guidelines establishing "normal growth" limitations designed to limit the ability of a trust to issue equity (including convertible debentures or other equity substitutes) that exceeds certain specified percentages of the market capitalization of a trust on October 31, 2006. The normal growth limitation is cumulative in nature to the extent not taken and for the year ended December 31, 2008 the Trust's normal growth limitation is approximately $2.4 billion. Precision will be a specified investment flow-through ("SIFT") trust, subject to the SIFT tax rules, on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines.

The Trust is bound by a debt covenant requiring the Trust to maintain a ratio of total liabilities to total equity of less than 1:1.

There were no changes in the Trust's approach to capital management during the quarter, however Precision has an acquisition pending (see note 11) that will have an impact on capitalization.

NOTE 9. CONTINGENCIES

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust's interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional tax liabilities could be owed by the Trust and the amount owed, with estimated interest but without penalties, could be up to $390 million, including $58 million recorded as a long-term receivable (see note 4).

N O T E S T O C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

The Trust, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Trust is not determinable at this time, however, their ultimate resolution is not expected to have a material adverse effect on the Trust. The Trust has been named in a derivative lawsuit in regards to its proposed merger with Grey Wolf, Inc. (Grey Wolf). The lawsuit alleges the Trust aided and abetted an alleged breach of fiduciary duty by the Grey Wolf directors and seeks to enjoin the proposed merger and ask for other relief including an award of attorneys' and experts' fees. The Trust believes that this lawsuit is without merit and intends to defend the lawsuit vigorously.

NOTE 10. COMMITMENTS

Precision entered into a contract with a drilling rig manufacturer to partially construct five Super Triple drilling rigs for an estimated cost of US$75 million. The first drilling rig is scheduled to be delivered in January 2009 with the remaining four at various times later in the first half of 2009. At September 30, 2008 approximately US$15 million of the expenditures incurred relating to this commitment had been recorded in the financial statements and included in property, plant and equipment. Depreciation will commence as the rigs are delivered and put in service.

NOTE 11. POTENTIAL ACQUISITION

On August 24, 2008 Precision entered into a definitive merger agreement pursuant to which Precision will acquire Grey Wolf, Inc. Under the terms of the agreement, Grey Wolf shareholders will receive US$5.00 in cash and 0.1883 Precision trust units for each Grey Wolf common share. On a fully diluted basis aggregate consideration is estimated to be US$1.12 billion in cash and 42.0 million trust units, assuming the Grey Wolf convertible note holders elect to convert the outstanding notes to Grey Wolf common shares prior to closing. Completion of the transaction is subject to Grey Wolf shareholder approval and is scheduled to close in the fourth quarter.

On August 24, 2008 Precision entered into an arrangement to fund the Grey Wolf acquisition and ongoing operating requirements through a US$1.6 billion debt structure as outlined in a commitment letter with four lenders. The new debt structure will replace existing debt facilities.

NOTE 12. SEGMENTED INFORMATION

The Trust operates primarily in Canada, in two segments: Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended September 30, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$212,567	$76,701	$-	$(3,629)	$285,639
Segment profit (loss)(1)	81,486	21,608	(4,446)	-	98,648
Depreciation and amortization	15,207	6,623	968	-	22,798
Total assets	1,426,832	473,308	73,995	-	1,974,135
Goodwill	172,440	112,139	-	-	284,579
Capital expenditures	68,435	6,066	956	-	75,457

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended September 30, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$160,068	$71,570	$-	$(3,710)	$227,928
Segment profit (loss)(1)	58,877	22,538	(8,013)	-	73,402
Depreciation and amortization	10,490	6,129	916	-	17,535
Total assets	1,241,666	460,116	27,264	-	1,729,046
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	31,603	8,885	438	-	40,926

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Nine months ended September 30, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$547,938	$228,980	$-	$(10,076)	$766,842
Segment profit (loss)(1)	206,062	64,281	(25,410)	-	244,933
Depreciation and amortization	38,817	18,943	2,799	-	60,559
Total assets	1,426,832	473,308	73,995	-	1,974,135
Goodwill	172,440	112,139	-	-	284,579
Capital expenditures	113,247	15,247	1,775	-	130,269

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Nine months ended September 30, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$519,792	$249,754	$-	$(9,071)	$760,475
Segment profit (loss)(1)	215,625	83,307	(20,277)	-	278,655
Depreciation and amortization	29,212	20,973	2,860	-	53,045
Total assets	1,241,666	460,116	27,264	-	1,729,046
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	127,169	21,330	969	-	149,468

(1) Segment profit (loss) is defined as revenue less operating, general and administrative, depreciation and amortization and foreign exchange expenses.

A reconciliation of segment profit (loss) to earnings from continuing operations before income taxes is as follows:
	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Total segment profit (loss)	$98,648	$73,402	$244,933	$278,655
Add (deduct):
Interest:
Long-term debt	(2,367)	(1,623)	(6,711)	(5,802)
Other	(12)	(25)	(111)	(83)
Income	91	84	251	279

Earnings from continuing operations
before income taxes	$96,360	$71,838	$238,362	$273,049

N O T E S T O C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

Precision Drilling Trust

UNITHOLDER INFORMATION

STOCK EXCHANGE LISTINGS	ACCOUNT QUESTIONS
Units of Precision Drilling Trust are listed on the Toronto	Precision’s Transfer Agent can help you with a variety of
Stock Exchange under the trading symbol PD.UN and	unitholder related services, including:
on the New York Stock Exchange under the trading
symbol PDS.	■ Change of address
■ Lost unit certificates
Q3 2008 TRADING PROFILE	■ Transfer of trust units to another person
■ Estate settlement
Toronto (TSX: PD.UN)
High: $28.09
Low: $16.00	You can contact Precision’s Transfer Agent at:
Close: $17.50
Volume Traded: 55,140,939	Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario M5J 2Y1
New York (NYSE: PDS)	Canada
High: US$28.15	Telephone: 1-800-564-6253
Low: US$15.42	(toll free in Canada and the United States)
Close: US$16.57
Volume Traded: 75,954,058	1-514-982-7555
(international direct dialing)

TRANSFER AGENT AND REGISTRAR	Email: service@computershare.com
Computershare Trust Company of Canada
Calgary, Alberta	ONLINE INFORMATION
To receive news releases by email, or to view this interim
TRANSFER POINT	report online, please visit the Trust’s website at
Computershare Trust Company NA	www.precisiondrilling.com and refer to the Investor
Denver, Colorado	Relations section. Additional information relating to the
Trust, including the Annual Information Form, Annual
Report and Management Information Circular has been
filed with SEDAR and is available at www.sedar.com.

ESTIMATED INTERIM RELEASE DATES
2008 Fourth Quarter – February 12, 2009

Precision Drilling Trust

CORPORATE INFORMATION

HEAD OFFICE	OFFICERS
Precision Drilling Trust	Kevin A. Neveu
4200, 150 – 6th Avenue SW	Chief Executive Officer
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500	Gene C. Stahl
Facsimile: 403-264-0251	President and Chief Operating Officer
Email: info@precisiondrilling.com
www.precisiondrilling.com	Douglas J. Strong
Chief Financial Officer

Darren J. Ruhr
TRUSTEES	Vice President, Corporate Services
Robert J. S. Gibson	and Corporate Secretary
Allen R. Hagerman, FCA
Patrick M. Murray	Kenneth J. Haddad
Vice President, Business Development

DIRECTORS	Joanne L. Alexander
W.C. (Mickey) Dunn	Vice President and General Counsel
Brian A. Felesky, CM, Q.C.
Robert J. S. Gibson	LEAD BANK
Allen R. Hagerman, FCA	Royal Bank of Canada
Stephen J.J. Letwin	Calgary, Alberta
Patrick M. Murray
Kevin A. Neveu	AUDITORS
Frederick W. Pheasey	KPMG LLP
Robert L. Phillips	Calgary, Alberta

N O T E S T O C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S